(Mark One)	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Ensco Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ensco Savings Plan as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ensco Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Whitley Penn LLP

Dallas, Texas
June 21, 2013

ENSCO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments, at fair value	$371,987,096	$236,534,610
Receivables:
Employer contributions	29,600,337	15,297,373
Participant contributions	—	464,789
Notes receivable from participants	18,128,963	13,173,459
Transfer in of Pride International Inc. 401(k)	—	80,994,877

Net assets reflecting investments at fair value	419,716,396	346,465,108
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,933,066)	(2,422,249)

NET ASSETS AVAILABLE FOR BENEFITS	$415,783,330	$344,042,859

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Interest and dividends	$7,334,978	$7,774,958
Participant contributions	23,584,392	12,322,164
Employer contributions	42,708,350	21,451,431
Net appreciation (depreciation) in the fair value of investments	35,631,165	(12,050,537)
Interest income on notes receivable from participants	753,395	564,911
Other income	308,956	—

Total additions	110,321,236	30,062,927

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	43,166,904	18,249,590
Fees	206,092	123,961

Total deductions	43,372,996	18,373,551

NET INCREASE IN NET ASSETS PRIOR TO TRANSFER	66,948,240	11,689,376

Transfer in of Pride International Inc. 401(k)	4,792,231	80,994,877

NET INCREASE IN NET ASSETS	71,740,471	92,684,253

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	344,042,859	251,358,606

End of year	$415,783,330	$344,042,859

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Savings Plan (the "Plan") is a defined contribution plan available to employees of Ensco plc and subsidiary companies (the "Company" or "Ensco"). ENSCO International Incorporated, a wholly-owned subsidiary of the Company, is the Plan Sponsor. The Plan was established to provide a retirement benefit for eligible employees through Company profit sharing contributions, and matching contributions based on eligible employee contributions and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
On May 31, 2011, the Company completed a merger transaction with Pride International Inc. ("Pride"). During the fiscal year ended December 31, 2011, the Company determined that all participants in the Pride 401(k) Plan would continue to be eligible to participate in the Pride 401(k) Plan through December 31, 2011 and would then become eligible to participate in the Plan effective January 1, 2012. Effective December 31, 2011, the Pride 401(k) Plan's assets and participant accounts totaling $80,994,877 were merged into the Plan. During 2012, an additional $4,792,231 related to the merger transaction were merged into the Plan.
Participation
Eligible employees of the Company may participate in the Plan upon meeting certain age requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are the subject of good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), leased employees and certain non-resident employees. Effective October 1, 2011, the Plan was amended by the Company to eliminate the one month employment eligibility requirement.
Eligible employees automatically participate in the profit sharing feature of the Plan after completing at least 90 days of continuous full-time employment and if they are employed at calendar year-end. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.
Contributions
Participants in the Plan ("Plan Participants") may elect to make contributions to the Plan through salary deferrals ("Savings Contributions"), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the "Code"). Under the Plan, Savings Contributions are limited to 50% (15% for highly compensated employees) of the participant's compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($17,000 for the year ended December 31, 2012 and $16,500 for the year ended December 31, 2011). Plan Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions. An individual's total catch-up contributions during 2012 and 2011 could not exceed $5,500. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan document.
At the discretion of its Board of Directors, the Company may make contributions to the Plan ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level	Matching Percentage
	2012	2011
First 5% of eligible compensation	100%	100%

Total Matching Contributions, net of forfeitures, for the years ended December 31, 2012 and 2011 were $13.1 million and $6.5 million, respectively.
At the discretion of its Board of Directors following the close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions either in cash or in shares of the Company. Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. The 2012 and 2011 Profit Sharing Contributions were awarded in cash and totaled $29.5 million and $15.0 million, respectively, which were paid in the following year.
Statutory limits on the sum of a participant's annual Savings Contributions, Matching Contributions and Profit Sharing Contribution were the lesser of $50,000 for 2012 and $49,000 for 2011 or 100% of the Plan Participant's compensation. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").
Plan Administration
T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan Participants. T. Rowe Price performs all recordkeeping services.
Vesting
A Plan Participant's Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage
Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant's Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.
The nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited ("forfeitures") to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of employer contributions. The Plan used forfeitures of approximately $800,000 and $500,000 to reduce a portion of the Company's Matching Contributions during the years ended December 31, 2012 and 2011, respectively.
Distributions
Distributions of a Plan Participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. As of December 31, 2012, the majority of Plan Participants who had elected to withdraw from the Plan had been paid. As of December 31, 2011, all Plan Participants who had elected to withdraw from the Plan had been paid.
Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. In order to qualify for a hardship withdrawal, the participant must first obtain all in-service distributions and/or loans available from this plan and all other plans of the employer.  All cases of hardship must be presented in writing to, and approved by, the Plan Recordkeeper.  Additional supporting documentation from Plan

Participants to substantiate any case of hardship may be required before making a determination. The Plan Recordkeeper may, at its discretion, approve all or part of the withdrawal request. Participants that elect to make hardship withdrawals are suspended for six months from making contributions to the Plan. Hardship withdrawals are recorded as distributions in the period in which they are paid.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including shares of the Company (the "Ensco Fund"). In addition, the Plan limits the portion of a participant's aggregate account balance that may be invested in the Ensco Fund to 25%. The Plan establishes a maximum amount of Company shares a participant can hold in his or her account at 25% with a similar percentage limitation on "new money" investments. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant's account based on the change in unit value for each investment fund in which the participant has an account balance.
On May 22, 2012, the Company terminated its American depositary shares ("ADS") facility and its outstanding ADSs were converted into Class A ordinary shares on a one-for-one basis. In connection with the termination of the ADS facility and the conversion to Class A ordinary shares, the Plan was amended by the Company, effective January 1, 2012, to convert outstanding Ensco ADSs to Class A ordinary shares of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.
The Plan's investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of the shares of the funds, and such investments do not carry any redemption restrictions. The Plan's investment in the Ensco Fund is stated at fair value using the quoted market price of the Company's stock and also does not carry any redemption restrictions. The Plan's interests in the T. Rowe Price Active Retirement Trust Funds are based on the net asset values of the shares of the funds. The Active Retirement Trust Funds require a 90-day redemption notice period. The Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund's investment advisor using the audited financial statements of the collective trust fund at year-end. The Stable Value Common Trust fund requires a one-year redemption notice period. Stated redemption restrictions can be abated at the sole discretion of T. Rowe Price. See "Note 4 - Fair Value Measurements" for additional information on the fair value measurement of the Plan's net assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, (Superseded by FASB Codification, ASC Topic 962), Plan Accounting - Defined Contribution Pension Plans ("ASC Topic 962"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. As required by ASC Topic 962, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Purchases and sales of mutual funds and the Ensco Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
The T. Rowe Price Active Retirement Trust Funds are comprised of 12 trusts formed under the T. Rowe Price strategic common trust fund. The trusts are operated by T. Rowe Price and are structured as a trust of trusts whereby the underlying trusts invest directly in securities. The investment objective of each trust is to invest over time primarily in a diversified portfolio of underlying trusts that represent various asset classes and sectors.
The Plan presents in the statements of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains and/or losses and the unrealized appreciation/(depreciation) on those investments. Net appreciation/(depreciation) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Distributions
Distributions of benefits to participants are recorded when paid. Benefits of approximately $300,000 were requested by Plan participants prior to December 31, 2012 but were not paid until January 2013.
Notes Receivable from Participants
Approved loans to eligible participants are granted from the Plan Participants' vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant's vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN INVESTMENTS
The fair value of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,	December 31,
	2012	2011

Mutual Funds
T. Rowe Price:
Blue Chip Growth Fund	$35,506,218	$27,600,127
Mid-Cap Growth Fund	24,857,988	18,432,387
Other Funds (individually represent less than 5% of net assets)	69,870,038	77,435,625
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	95,727,708	69,455,880
T. Rowe Price Active Retirement Trust Funds (individually represent less than 5% of net assets)	94,337,351	—
Employer Securities:
Ensco Fund	51,687,793	43,610,591

Total Investments	$371,987,096	$236,534,610

During 2012 and 2011, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated/(depreciated) in value as follows:

	2012	2011
Mutual funds	$24,104,866	$(6,152,686)
Ensco Fund	11,526,299	(5,897,851)
	$35,631,165	$(12,050,537)

As of December 31, 2012 and 2011, the Plan's investment in the Ensco Fund was based on the closing price on such dates of $59.28 per share and $46.92 per share, respectively. Like any investment in publicly traded securities, the Company's shares are subject to price changes. During 2012 and 2011, the high and low prices of the Company's shares were $61.48 and $60.31 and $41.63 and $37.39, respectively. The Plan's investment in the Ensco Fund approximated 13.9% and 18.4% of the Plan's total investments as of December 31, 2012 and December 31, 2011, respectively.

4. FAIR VALUE MEASUREMENTS
The following fair value hierarchy table categorizes information regarding the Plan's net assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2012
Mutual funds:
Growth funds	$85,157,987	—	—	$85,157,987
Fixed income funds	32,056,369	—	—	32,056,369
Index funds	12,716,149	—	—	12,716,149
Other funds	303,739	—	—	303,739
Ensco Fund	51,687,793	—	—	51,687,793
Common collective trust funds:
Stable Value Common Trust	—	95,727,708	—	95,727,708
Active Retirement Trust Funds*	—	94,337,351	—	94,337,351
Total investments	$181,922,037	$190,065,059	$—	$371,987,096

As of December 31, 2011
Mutual funds:
Growth funds	$56,844,029	—	—	$56,844,029
Balanced funds*	38,594,785	—	—	38,594,785
Fixed income funds	19,369,992	—	—	19,369,992
Index funds	8,485,838	—	—	8,485,838
Other funds	173,495	—	—	173,495
Ensco Fund	43,610,591	—	—	43,610,591
Stable Value Common Trust	—	69,455,880	—	69,455,880
Total investments	$167,078,730	$69,455,880	$—	$236,534,610

*
During 2012, the Plan exchanged target-date funds (Balanced funds) for newly introduced target-date active trusts (Active Retirement Trust Funds). The exchange occurred at fair market value as traded on the open market. T. Rowe Price developed the target-date active trusts for the purpose of lowering the expense ratio for participants of qualified benefit plans, such as the Ensco Savings Plan. The target-date active trusts are valued each day at net asset value.

5. ADMINISTRATIVE FEES
The Plan has no employees. Fees paid by the participants and the Plan for investment management, qualified administrative expenses and loan origination services amounted to $206,000 and $124,000 for the years ended December 31, 2012 and 2011, respectively. All non-qualified administrative expenses of the Plan have been paid by the Company.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated September 4, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2009.

8. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.
Shares of the Company held by the Plan in the Ensco Fund as an investment also qualify as party-in-interest transactions.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500:

	December 31,	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$415,783,330	$344,042,859

Adjustment to fair value from contract value for fully benefit-responsive investment contracts	3,933,066	2,422,249

Net assets available for benefits per Form 5500	$419,716,396	$346,465,108

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:

	December 31,	December 31,
	2012	2011

Additions to net assets per the financial statements	$110,321,236	$30,062,927

Transfer in of Pride International Inc. 401(k)	4,792,231	80,994,877
Change in adjustment to fair value from contract value for fully benefit-responsive investment contracts	1,510,817	124,640

Additions to net assets per Form 5500	$116,624,284	$111,182,444

These reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the financial statements.

10. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near-term and that such changes could materially affect Plan Participants' account balances and the amounts reported in the statement of net assets available for benefits.

ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Identity of Issue or Party Involved	Description of Investment	Rate of Interest	Fair Value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	0.70% - 5.05%	$95,727,708
*Blue Chip Growth Fund	Mutual Fund	—	35,506,218
*Mid-Cap Growth Fund	Mutual Fund	—	24,857,988
*Spectrum Income Fund	Mutual Fund	—	15,273,180
*Vanguard Institutional Index Fund	Mutual Fund	—	12,716,149
*Equity Income Fund	Mutual Fund	—	11,122,693
*Euro Pacific Growth Fund	Mutual Fund	—	8,403,763
*Columbia Small Cap Value	Mutual Fund	—	6,367,251
*Stephens Small Cap Fund	Mutual Fund	—	5,931,803
*Vanguard Bond Fund	Mutual Fund	—	5,660,496
*Cohen Steers Fund	Mutual Fund	—	3,255,832
*DFA Emerging Market Fund	Mutual Fund	—	835,132
*Vanguard Prime Money Market Fund	Mutual Fund	—	303,739
*Retirement Income Fund	Common Trust Fund	—	1,007,298
*Retirement 2005 Fund	Common Trust Fund	—	1,757,444
*Retirement 2010 Fund	Common Trust Fund	—	2,305,634
*Retirement 2015 Fund	Common Trust Fund	—	5,187,901
*Retirement 2020 Fund	Common Trust Fund	—	16,811,055
*Retirement 2025 Fund	Common Trust Fund	—	13,623,412
*Retirement 2030 Fund	Common Trust Fund	—	12,608,822
*Retirement 2035 Fund	Common Trust Fund	—	12,636,186
*Retirement 2040 Fund	Common Trust Fund	—	11,208,955
*Retirement 2045 Fund	Common Trust Fund	—	9,224,581
*Retirement 2050 Fund	Common Trust Fund	—	6,173,423
*Retirement 2055 Fund	Common Trust Fund	—	1,792,640

			320,299,303
Employer securities:
*Ensco Fund	Ensco plc Shares	—	51,687,793

*Participant Loans	Participant Loans,	3.25% - 9.50%	18,128,963
	maturity dates ranging
	from January 2013
	to October 2021

			$390,116,059
Historical cost information is not presented on this schedule, as all investments are participant directed.
*Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Savings Plan

	By:	ENSCO International Incorporated
Plan Administrator

Date: June 21, 2013		/s/ DOUGLAS E. HANCOCK Douglas E. Hancock Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.